FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

REPORT OF A FOREIN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of OCTOBER, 2004

ADRIAN RESOURCES LTD. (File #0-26296)

(Translation of registrant’s name into English)

Suite 1820, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6

(Address of principal executive offices)

Attachments:

1.          News Release dated October 8, 2004

2.          Material Change Report dated October 8, 2004

3.          Material Change Report dated October 12, 2004

4.          Certificate of Name Change to Petaquilla Minerals Ltd. dated October 12, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or Form 40F.

                           Form 20-F ___X________         Form 40-F_________

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ______________                 No  X______

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

                           PETAQUILLA MINERALS LTD. (formerly ADRIAN RESOURCES LTD.

                           (Registrant)

Date: February 3, 2005   By:       “Kenneth Morgan”

                                        Kenneth Morgan

                           Its:    Chief Financial Officer, Secretary and director

                                                     (title)

October 8, 2004

Trading symbol: TSE - ADL

                OTC/BB -ADRRF

NEWS RELEASE

Adrian Resources Ltd. Announces Name Change To Petaquilla Minerals Ltd.

Adrian Resources Ltd. ("The Company") is pleased to announce that effective October 12,2004 the Company will be changing its name to Petaquilla Minerals Ltd. The Company's new trading symbol will be PTQ on the TSX Exchange. The Company's new trading symbol on the OTC/BB Exchange in the United States will be announced on October 12,2004. The Company's new CUSIP number will be 716013107. There are no changes to the Company's share capital structure associated with the change of name.

The Company's shareholders approved the name change at the Annual and Extraordinary General Meeting held on July 23, 2004. This new name better reflects the Company's principal asset, the Petaquilla Deposit, in Panama.

The Company has a 52% interest (Inmet Mining 48%) in the world-class Petaquilla Copper/Gold porphyry deposit in Panama. The Petaquilla Project encompasses a multimetal mineral district comprising seven known Copper-Gold-Molybdenum-Silver porphyry deposits and one known epithermal Gold deposit, amongst numerous other prospects and mineral showings. Teck Cominco Ltd. has an option to earn 50% of the Company's interest by funding 100% of the Company's share of the cost of placing Petaquilla into production.

Teck Cominco Ltd. commissioned a Final-Bankable Feasibility Study (H.A. Simons

1998) of the Petaquilla deposit, (which was conservative to comrly with the "Petaquilla

Law", as reported in the Company's press release of February 41 1998) which estimates that the proven and probable mineable reserves total 1.1 billion tonnes.

According to the Study, the in-pit mineable reserves available to be mined and milled total 986 million tonnes grading 0.50% Cu, 0.09 g/t Au, 0.016% MoS2 as well as recoverable silver with an average waste to ore ratio of 0.97: 1. The project is estimated to produce an average of 509 million pounds of copper, 83,600 ounces of gold and 10.6 million pounds of molybdenum during the first six years of the project's 23 year mine life at an average cash cost per pound of copper, net of by-product credits, of US$0.51. The total recoverable payable metal content contained in these reserves is at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver and 131.1 million pounds of molybdenum, not including the contained metal in the low-grade stockpile. The effect of milling the additional mineable reserves contained in the lowgrade stockpile of 130 million tonnes was not included in the Study's financial analyses.

This recently revitalized Company has now completed a change of management, added several new directors to its Board and completed a name change. Management continues to advance its principal asset, the Petaquilla Deposit, in Panama.

The Company is currently reviewing joint venture proposals and/or its own exploration programs on the recently re-acquired (100% owned) key mineral concessions surrounding the Petaquilla Deposit joint venture.

Please visit the Company's new website domain at www.Detaquilla.com

The above technical information, and all other technical information on the Company's web-site pertaining to geology and drill hole data and the Studies cited are historical estimates made before NI 43-101 came into force.

On behalf of the Board of Directors of ADRIAN RESOURCES LTD.

"Dale McClanaghan" Dale McClanaghan, President

FOR FURTHER INFORMAION PLEASE CONTACT:

Adrian Resources Ltd. Phone: (604) 694-0021 Fax: (604) 694-0063 Website: www.adrian.com

THE FORWARD-LOOKING STATEMENTS IN THIS RELEASE INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR

ACHIEVEMENTS OF THE CORPORATION, OR INDUSTRY RESULTS, TO DIFFER

MATERIALL Y FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH RISKS, UNCERTAINTIES AND OTHER IMPORTANT FACTORS INCLUDE, AMONG OTHERS: CHANGES IN THE POLITICAL AND REGULA TORY CLIMATE; INDUSTRY TRENDS; COMPETITION; CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS;

AVAILABILITY OF QUALIFIED PERSONNEL; CHANGES IN, OR THE FAILURE OR INABILITY TO COMPLY WITH, GOVERNMENT REGULATIONS; AND OTHER FACTORS REFERENCED IN THIS RELEASE.

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMA nON CONTAINED HEREIN.

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BC FORM 53-901 F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.          Reporting: Issuer

             Adrian Resources Ltd., 1802-701 West Georgia St.,Vancouver, B.C.,V7Y IC6

2.          Date of Material Change

October 8, 2004.

3.          Press Release

The required press release was issued pursuant to section 85 (I) at Vancouver, British Columbia on October 8, 2004.

4.          Summary of Material Change

See attached press release.

5.          Full Description of Material Change

See attached press release.

6.          Reliance on Section 85(2) of the Act (Confidential information)

Not Applicable

7.          Omitted Information

None

8.          Senior Officer

Dale McClanaghan

President and CEO

9.          Statement of Senior Officer

The foregoing accurately describes the material change referred to herein.

DATED at Vancouver, British Columbia, this 8th day of October, 2004.

"Dale McClanaghan " (Signature of Senior Officer)

Dale McClanaghan (Name)

October 8, 2004

Trading symbol: TSX - ADL

               OTC/BB -ADRRF

NEWS RELEASE

Adrian Resources Ltd. Announces Name Change To Petaquilla Minerals Ltd.

Adrian Resources Ltd. ("The Company") is pleased to announce that effective October 12,2004 the Company will be changing its name to Petaquilla Minerals Ltd. The Company's new trading symbol will be PTQ on the TSX Exchange. The Company's new trading symbol on the OTC/BB Exchange in the United States will be announced on October 12,2004. The Company's new CUSIP number will be 716013107. There are no changes to the Company's share capital structure associated with the change of name.

The Company's shareholders approved the name change at the Annual and Extraordinary General Meeting held on July 23, 2004. This new name better reflects the Company's principal asset, the Petaquilla Deposit, in Panama.

The Company has a 52% interest (Inmet Mining 48%) in the world-class Petaquilla Copper/Gold porphyry deposit in Panama. The Petaquilla Project encompasses a multimetal mineral district comprising seven known Copper-Gold-Molybdenum-Silver porphyry deposits and one known epithermal Gold deposit, amongst numerous other prospects and mineral showings. Teck Cominco Ltd. has an option to earn 50% of the Company's interest by funding 100% of the Company's share of the cost of placing Petaquilla into production.

Teck Cominco Ltd. commissioned a Fina~Bankable Feasibility Study (H.A. Simons 1998) of the Petaquilla deposit, (which was conservative to comply with the "Petaquilla Law", as reported in the Company's press release of February 4th 1998) which estimates that the proven and probable mineable reserves total 1.1 billion tonnes.

According to the Study, the in-pit mineable reserves available to be mined and milled total 986 million tonnes grading 0.50% Cu, 0.09 g/t Au, 0.016% MoS2 as well as recoverable silver with an average waste to ore ratio of 0.97: 1. The project is estimated to produce an average of 509 million pounds of copper, 83,600 ounces of gold and 10.6 million pounds of molybdenum during the first six years of the project's 23 year mine life at an average cash cost per pound of copper, net of by-product credits, of US$0.51. The total recoverable payable metal content contained in these reserves is at least 9.4 billion pounds of copper, 1.37 million ounces of gold, 24.1 million ounces of silver and 131.1 million pounds of molybdenum, not including the contained metal in the low-grade stockpile. The effect of milling the additional mineable reserves contained in the low grade stockpile of 130 million tonnes was not included in the Study's financial analyses.

This recently revitalized Company has now completed a change of management, added several new directors to its Board and completed a name change. Management continues to advance its principal asset, the Petaquilla Deposit, in Panama.

The Company is currently reviewing joint venture proposals and/or its own exploration programs on the recently re-acquired (100% owned) key mineral concessions surrounding the Petaquilla Deposit joint venture.

Please visit the Company's new website domain at www.petaquilla.com

The above technical information, and all other technical information on the Company's website pertaining to geology and drill hole data and the Studies cited are historical estimates made before NI 43-101 came into force.

On behalf of the Board of Directors of

ADRIAN RESOURCES LTD.

"Dale McClanaghan"

Dale McClanaghan, President FOR FURTHER INFORMATION PLEASE CONTACT: Adrian Resources Ltd. Phone: (604) 694-0021 Fax: (604) 694-0063 Website: www.adrian.com

THE FORWARD-LOOKING STATEMENTS IN THIS RELEASE INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE CORPORATION, OR INDUSTRY RESULTS, TO DIFFER MA TERIALL Y FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH RISKS, UNCERTAINTIES AND OTHER IMPORTANT FACTORS INCLUDE, AMONG OTHERS: CHANGES IN THE POLITICAL AND REGULATORY CLIMATE; INDUSTRY TRENDS; COMPETITION; CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; A V AILABILITY OF QUALIFIED PERSONNEL; CHANGES IN, OR THE FAILURE OR INABILITY TO COMPL Y WITH, GOVERNMENT REGULATIONS; AND OTHER FACTORS REFERENCED IN THIS RELEASE.

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMA TION CONTAINED HEREIN.

BC FORM 53-901 F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.          Reporting Issuer

              Petaquilla Minerals Ltd., 1802 - 701 West Georgia St., Vancouver, B.C., V7Y lC6

2.          Date of Material Change

October 12,2004.

3.          Press Release

The required press release was issued pursuant to section 85 (1) at Vancouver, British Columbia on October 12,2004.

4.          Summary of Material Change

See attached press release.

5.          Full Description of Material Change

See attached press release.

6.          Reliance on Section 85(2) of the Act (Confidential information)

Not Applicable

7.          Omitted Information

None

8.          Senior Officer

Dale McClanaghan

President and CEO

9.          Statement of Senior Officer

The foregoing accurately describes the material change referred to herein.

DATED at Vancouver, British Columbia, this 12th day of October, 2004.

"Dale McClanaghan" (Signature of Senior Officer)

Dale McClanaghan (Name)

October 12, 2004

Trading symbol: TSE - PTQ

OTC/BB -PTQMF

NEWS RELEASE

Petaquilla Minerals Ltd. New Trading Symbol in the United States

Petaquilla Minerals Ltd. (formerly Adrian Resources Ltd.) new trading symbol on the OTC/BB in the United States is PTQMF effective immediately.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Dale McClanaghan " Dale McClanaghan, President

               FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd. Phone: (604) 694-0021 Fax: (604) 694-0063 Website: www.petaQuilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONT AINED HEREIN.

OTC/BB -PTQMF

NEWS RELEASE

Petaquilla Minerals Ltd. New Trading Symbol in the United States

Petaquilla Minerals Ltd. (formerly Adrian Resources Ltd.) new trading symbol on the OTCIBB in the United States is PTQMF effective immediately.

On behalf of the Board of Directors of

PETAQUILLA MINERALS LTD.

"Dale McClanaghan II Dale McClanaghan, President

               FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd. Phone: (604) 694-0021 Fax: (604) 694-0063 Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

BRITISH

COLUMBIA

Ministry of Finance Corporate and Personal Property Registries

Number: BC0298967

CERTIFICATE

               OF

 CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that ADRIAN RESOURCES LTD. changed its name to PETAQUILLA MINERALS LTD.

      on October 12,2004, at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On October 12, 2004

           JOHN S. POWELL

Registrar of Companies Province of British Columbia Canada

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